Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CACI International Inc for the registration of common stock, preferred stock and debt securities and to the incorporation by reference therein of our report dated August 16, 2004, with respect to the consolidated financial statements and schedule of CACI International Inc included in its Annual Report (Form 10-K) for the year ended June 30, 2004, and our report dated July 1, 2004, with respect to the consolidated financial statements of the Defense and Intelligence Group of American Management Systems, Inc., included in its Current Report (Form 8-K/A), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

February 9, 2005